UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Axis Labs USA Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 7, 2017

Physical address of issuer
2035 Sunset Lake Road, Suite B-2, Newark, DE 19702

Website of issuer
https://helloaxis.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$332,412	$226,728
Cash & Cash Equivalents	$31,795	$160,399
Accounts Receivable	$142,160	$56,522
Short-term Debt	$253,352	$33,642
Long-term Debt	$830,810	$290,988
Revenues/Sales	$33,217	$177,404
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$662,507	-$263,620

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 18, 2017

Axis Labs USA Inc.



Up to $1,070,000 of Crowd Notes

Axis Labs USA Inc. ("Axis Labs Inc.", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://helloaxis.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/axis.labs

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the

Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Axis Labs USA Inc. (the "Company") is a Delaware Corporation, formed on July 7, 2017. The Company was formerly known as Etapa Window Fashions Inc. The Company is currently also conducting business under the name of Axis Labs Inc.

The Company is located at 2035 Sunset Lake Road, Suite B-2, Newark, DE 19702.

The Company's website is https://helloaxis.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/axis.labs and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 12, 18, 20-21 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Trung Pham (Founder and CEO, 2013-Present), Manu Menon (COO, 2014-Present), Alan Cheng (CDO, January 2015-Present), Clifton Pereira (CPO, September 2015-Present), and Marc Bishara (CTO, 2014-Present) of the Company. The Company has employment agreements with Trung Pham, Manu Menon, Alan Cheng, Clifton Pereira, and Marc Bishara although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Trung Pham, Manu Menon, Alan Cheng, Clifton Pereira, and Marc Bishara or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of components, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials or other commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this

Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.
These Crowd Notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into nonvoting shares of a to be determined class of preferred stock.

Investors in the Regulation CF offering will be considered non-major investors under the terms of the Crowd Notes offered.
Only major investors will have their notes converted at the time of a qualified equity financing, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes may never convert and may have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation or bankruptcy.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court would interpret the provisions of the Crowd Note in relation to our organization as a Corporation and since the notes set the formula for determining the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the Crowd Note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a preferred stock with certain limited rights. You may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

You will be bound by an investment management agreement, which limits your voting rights.
All non-major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-major Purchasers will be bound by this agreement, unless non-major investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Crowd Notes upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company. The Company may never elect to convert the Securities or undergo a liquidity event. The Company may never receive a future equity

financing or elect to convert the Crowd Notes upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Business Plan

AXIS Gear is a smart home device to motorize and automate existing window shades. Unlike traditional solutions (tubular motors) that come pre-installed with your window shades, Gear is a retrofit that is externally mounted on the window frame and controls your shades' existing chains or cords to automate its control. Installation is completed in minutes. Gear is compatible with most window shades that use a continuous cord loop or beaded chain, including roller shades, roman shades, vertical blinds, curtains, and sheers. Gear is controllable with a smartphone via Bluetooth and integrates with the larger IoT smart home ecosystem, such as Control4, Samsung SmartThings, Google Home, and Amazon Alexa (via ZigBee or Z-Wave mesh network radio protocols). With Gear, you are able to control one shade or groups of shades, as well as set schedules. For example, you can have your shades open when the sun rises as a natural alarm clock. You or your guests can still control your shades directly, however, on-the-device itself via its beautiful capacitive touch interface. By integrating with the wider smart home ecosystem, Gear is designed to conveniently optimize for energy savings or occupant comfort. Powered by an external battery-pack that contains 12 AA batteries and a solar panel that continuously recharges an internal LiPo battery, Gear is capable of lifting shades regardless of size or weight. Alternatively, consumers can plug Gear into their power outlets using an adapter. Our technology and suite of features is protected by two utility patents and one design patent (two of which have been fully issued/granted, and one pending). As a consumer device that is purchased independent of the actual window shades, Gear bypasses traditional intermediaries in distribution, and as a result, is able is able to retail for less than half the cost of competing tubular motors.

The Company's Products and/or Services

Product / Service	Description	Current Market
Motorized window shades	A smart home device to motorize and automate existing window shades	Our current strategy is direct to customer via our e-commerce website.

We have no new products in development.

Our current strategy is direct to consumer via our e-commerce website. We are focusing on this outlet to get direct customer feedback before expanding to other channels. We plan to expand distribution into Amazon Launchpad and dealers (custom installers and system integrators) in mid-2018, of which, we have 250 dealers who have signed on to re-sell Gear. We have plans to roll out to retailers in 2019, with expressed interest from certain large box stores.

Competition

The markets for the home automation and smart home products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation. Our analysis of the market landscape is that the market for motorized shades today is dominated by Somfy, qMotion, and Lutron, all of which provide the same type of solution known as tubular motors which are components that are installed in the actual tubes of window shades themselves (hence the term "tubular motors"). Because of this, our competitors rely on window covering fabricators as a partner for distribution, who in turn, distribute through retailers/dealers, before being purchased by the end consumer. Each intermediary in the value chain requires a 50% gross margin, which is the primary driver in the high cost of motorized shades. We further believe that the traditional competition (of tubular motor companies) only target 7% of the market, focusing on new real estate development projects or new home owners. Gear, being a retrofit motor, allows AXIS to target the significantly larger 93% of the market of existing home owners, of which there are over 550 million manually operated shades installed. Within the retrofit market, we estimate that Gear is compatible with approximately a third of the shades installed (~180 million shades), representing a total market opportunity of $36 billion today (with Gear retailing for $199 per shade).

Customer Base

The Company's customers are primarily individual home owners and professional installers.

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
201630629926.7	LIFT-CONTROL DEVICE FOR WINDOW COVERINGS (CHINA)	A motor drive system for operating a mechanism for raising and lowering window coverings includes a motor operating under electrical power and an electrically powered drive system. The motor drive system advances a continuous cord loop in response to positional commands from a controller.	December 19, 2016	June 6, 2017	China
9,670,723 B2	MOTOR DRIVE SYSTEM FOR WINDOW COERING SYSTME WITH CONTINUOUS CORD LOOP	A motor-operated drive system for a window covering system including a headrail, a mechanism associated with the headrail to spread and retract the window covering, and a continuous cord loop extending below the headrail for actuating the mechanism to spread and retract the window covering.	May 12, 2015	November 6, 2016	United States

Litigation
None

Other
The Company's principal address is 2035 Sunset Lake Road, Suite B-2, Newark, DE 19702

The Company has the following additional addresses: 103 The Queensway Ave. Suite 2002, Toronto, ON, Canada, M6S5B3 251 Spadina Ave. Suite 204, Toronto, ON, Canada, M5T2E2

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
Manufacturing & Production	10.50%	$2,625	36.63%	$391,900
Operating Expenses	42%	$10,500	45.78%	$489,875
Sales and Marketing	0%	$0	9.16%	$97,975
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Trung Pham

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO, 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Axis Labs, CEO, 2013-Present – Strategy, Hiring, Fundraising

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Trung Pham

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO, 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Axis Labs, CEO, 2013-Present - Strategy, Hiring, Fundraising

---

Name
Manu Menon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Axis Labs, COO, 2014-Present - Day-to-Day Management, B2B Sales, Logistics & Operations
- Paine & Partners, LLC, Private Equity Associate, 2011-2013 - Financial Modelling, Portfolio Company Management, Due Diligence

---

Name
Alan Cheng

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, January 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Axis Labs, COO, 2014-Present - Industrial Design, UX/UI Design
- Corel Corporation, User Experience Designer, April 2012 - November 2013 – UX/UI Design

---

Name
Clifton Pereira

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CPO, July 2017-Present Lead Mechanical Engineer, September 2015 - July 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Axis Labs, CPO, 2015-Present - Mechanical Engineering, Manufacturing & Production
- AyA Kitchens and Baths Ltd, Manufacturing and Product Design Engineer, February 2013 - August 2015 - Lead engineer in the product design and development of the new product line "AVANI". Designed a variety products for the AVANI line that utilized LED lighting & Electro-mechanical systems that had both urban style and functionality. Designed and implemented a manufacturing part identification system that would allow mass manufacturing of the AVANI line without limiting the customers ability to order a completely customizable product.

Name
Marc Bishara

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Axis Labs, COO, 2014-Present - Hardware Engineering, Firmware Engineer, Software Engineer

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: Not Applicable.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Private Investors
Amount outstanding	$75,000
Interest rate and payment schedule	7% interest
Amortization schedule	24 month term
Describe any collateral or security	N/A
Maturity date	July 31, 2018

Type of debt	Convertible Notes
Name of creditor	Private Investors
Amount outstanding	$530,000
Interest rate and payment schedule	4% interest
Amortization schedule	36 month term
Describe any collateral or security	N/A
Maturity date	July 31, 2019

Type of debt	Convertible Notes
Name of creditor	Private Investors
Amount outstanding	$575,000
Interest rate and payment schedule	4% interest
Amortization schedule	36 month term
Describe any collateral or security	N/A

Maturity date	July 31, 2020

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date
Common Stock	450,000	$350,000	Operations	March 19, 2015

Ownership

A majority of the Company is owned by a few people and entities. Those people/entities are Trung Pham, 2372758 Ontario Inc., Lynda Le.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Trung Pham	82%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Axis Labs Inc. has generated no significant revenue to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Axis Labs Inc.'s ability to continue as a going concern. During 2016 and 2015, the Company participated in a crowd funding campaign administered by a third-party entity by which individuals could donate funds to assist in the operations of the Company. Revenue from crowd funding is recognized at the expiration of the campaign period, at which time amounts collected by the third-party entity are issued to the Company. All crowd funding revenue was from one source for the years ended December 31, 2016 and 2015. During 2016 and 2015, the Company recognized revenue from certain governmental agency and nonprofit entity grant contracts. The contracts are cost-reimbursement contracts by which certain qualified expenses incurred by the Company are reimbursed. During 2016, all grant revenue was recognized from a single cost- reimbursement contract with a Canadian governmental agency. During 2015, all grant revenue was recognized from one governmental agency and one nonprofit organization. At December 31, 2016 deferred revenue consists of cash received from customers for the preorder of products to be delivered subsequent to year end. Amounts received will be recognized as revenue upon delivery of final product. There was no deferred revenue at December 31, 2015.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have [$203,000] in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider the valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $9,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 7%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2016 and 2015, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding are $46,314 and $81,563, respectively, and are recorded under 'Shareholder loan' on the balance sheets.

At December 31, 2016, the majority shareholder held funds in a United States bank account in trust for the Company. The funds held in said account at December 31, 2016 totaled $8,980.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Trung Pham
_____
(Signature)

Trung Pham
_____
(Name)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

9/18/17
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Trung Pham
_____
(Signature)

Trung Pham
_____
(Name)

Director
_____
(Title)

9/18/17
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

AXIS LABS INC.

FINANCIAL REPORT
(unaudited)
December 31, 2016 and 2015

AXIS LABS INC.

FINANCIAL REPORT
Years Ended December 31, 2016 and 2015

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheets 2

Statements of Comprehensive Income 3

Statements of Changes in Stockholders' Equity …………………………………………..4

Statements of Cash Flows 5

Notes to the Financial Statements 6





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management of AXIS Labs Inc.
251 Spadina Ave #204
Toronto, ON, Canada

We have reviewed the accompanying financial statements of AXIS Labs Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 of the financial statements, Axis Labs Inc. has generated no significant revenue to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Axis Labs Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

September 6, 2017

AXIS LABS INC
BALANCE SHEETS
(unaudited)

	December 31,	
	2016	2015

Assets

Current assets

Cash	$	**31,795**	$	160,399
Inventory		**126,536**		-
Income and sales tax receivable		**142,160**		56,522
Total current assets		**300,491**		216,921
Equipment, net		**7,732**		1,402
Trademark, net		**24,189**		8,405
Total assets	$	**332,412**	$	226,728

Liabilities and stockholders' equity

	2016	2015

Current liabilities

Accounts payable and accrued expenses	$	**46,740**	$	13,062
Accrued payroll liabilities		**33,997**		20,580
Deferred revenue		**172,615**		-
Total current liabilities		**253,352**		33,642
Shareholder loan		**46,314**		81,563
Accrued interest		**20,925**		-
Convertible notes payable		**763,571**		209,425
Total liabilities		**1,084,162**		324,630

Stockholders' equity

Common stock, 2,600,000 shares issued and outstanding at December 31, 2016 and 2015		**223**	223
Additional paid-in capital		**426,849**	426,849
Accumulated deficit		**(1,180,878)**	(518,371)
Accumulated other comprehensive income		**2,056**	(6,603)
Total stockholders' equity		**(751,750)**	(97,902)
Total liabilities and stockholders' equity	$	**332,412**	$ 226,728

See accountants' review report and accompanying notes to the financial statements.

AXIS LABS INC
STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	For the year ended December 31,	
	2016	2015
Revenue		
Crowd funding	$ **10,304**	$ 117,145
Grants	**18,920**	53,214
Other	**3,993**	7,045
Total revenue	**33,217**	177,404
Operating expenses		
Salaries and wages	**360,520**	214,553
Subcontractors	**101,652**	18,751
Marketing and advertising	**93,570**	55,909
Professional fees	**52,786**	50,200
Supplies and equipment	**48,537**	17,385
General and administrative	**35,976**	40,564
Rent	**34,466**	20,155
Travel	**31,879**	22,377
Research and development	**13,477**	44,131
Depreciation and amortization	**4,630**	1,445
Total operating expenses	**777,493**	485,468
Loss from operations	**(744,276)**	(308,064)
Other income (expense)		
Interest expense	**(22,048)**	(940)
Income and sales tax refunds	**106,371**	45,580
Bank revaluations	**(2,554)**	(197)
Total other income (expense)	**81,769**	44,443
Net loss	**(662,507)**	(263,620)
Other comprehensive income		
Foreign currency translation differences	**8,659**	(6,603)
Total comprehensive income	$ **(653,848)**	$ (270,223)
Earnings per share - basic & diluted	**(0.25)**	(0.10)
Weighted shares outstanding - basic & diluted	**2,600,000**	2,583,562

See accountants' review report and accompanying notes to the financial statements.

3

AXIS LABS INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2016 and 2015

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance on December 31, 2014	**2,550,000**	**$ 219**	**$ 387,281**	**$ (254,751)**	**$ -**	**$ 132,750**
Issuance of common stock for cash	50,000	4	39,568			39,572
Foreign translation adjustment					(6,603)	(6,603)
Net loss				(263,620)		(263,620)
Balance on December 31, 2015	**2,600,000**	**223**	**426,849**	**(518,371)**	**(6,603)**	**(97,902)**
Foreign translation adjustment					8,659	8,659
Net Loss				(662,507)		(662,507)
Balance on December 31, 2016	**2,600,000**	**$ 223**	**$ 426,849**	**$ (1,180,878)**	**$ 2,056**	**$ (751,750)**

See accountants' review report and accompanying notes to the financial statements.

AXIS LABS INC
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities		
Net loss	$ (662,507)	$ (263,620)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation and amortization	4,630	1,445
Changes in operating assets and liabilities:		
Inventory	(128,740)	-
Income and sales tax refunds	(85,400)	(45,777)
Accounts payable and accrued expenses	33,864	14,033
Accrued payroll liabilities	13,021	22,109
Deferred revenue	175,620	-
Accrued interest	21,290	-
Net cash used by operating activities	(628,222)	(271,810)
Cash flows from investing activities		
Payments for capitalized trademark costs	(17,014)	-
Payments for the purchase of equipment	(9,548)	(1,760)
Net cash used by investing activities	(26,562)	(1,760)
Cash flows from financing activities		
Proceeds from issuance of convertible debt	557,392	224,985
Repayments of shareholder loan	(38,358)	-
Advances on shareholder loan	-	13,975
Proceeds from issuance of common stock	-	39,572
Net cash provided by financing activities	519,035	278,532
Effect of exchange rates on cash	7,146	(12,697)
Net decrease in cash and cash equivalents	(128,604)	(7,735)
Cash and cash equivalents, beginning	160,399	168,134
Cash and cash equivalents, ending	$ 31,795	$ 160,399

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is Canadian Dollars and financial statement presentation is in United States Dollars. The translation from functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $8,659 and $(6,603) for the years ended December 31, 2016 and 2015, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $68,239 and $17,457 in advertising costs, respectively, recorded under the heading 'Marketing and advertising' in the statements of comprehensive income.

Shipping & Handling

Fees related to shipping and handling costs are expensed as incurred. Shipping and handling costs recognized during the years ended December 31, 2016 and 2015 totaled $6,212 and $2,065, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

During 2016 and 2015, the Company participated in a crowd funding campaign administered by a third-party entity by which individuals could donate funds to assist in the operations of the Company. Revenue from crowd funding is recognized at the expiration of the campaign period, at which time amounts collected by the third-party entity are issued to the Company. All crowd funding revenue was from one source for the years ended December 31, 2016 and 2015.

During 2016 and 2015, the Company recognized revenue from certain governmental agency and nonprofit entity grant contracts. The contracts are cost-reimbursement contracts by which certain qualified expenses incurred by the Company are reimbursed. During 2016, all grant revenue was recognized from a single cost-reimbursement contract with a Canadian governmental agency. During 2015, all grant revenue was recognized from one governmental agency and one nonprofit organization.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company had no accounts receivable at either December 31, 2016 or 2015.

Inventory

Inventory is recorded at the lower-of-cost-or-market. Purchased inventory is recorded on the first-in-first-out basis (FIFO). On an annual basis, the Company performs analysis of inventory to determine the existence of slow-moving or obsolete inventory, for which an impairment charge may be necessary to reflect inventory at lower-of-cost-or-market. Management determined there was no such impairment charge necessary at either December 31, 2016 or 2015. At December 31, 2016, all inventory consists of work-in-process.

Equipment

Equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Trademarks

Trademarks purchased or developed by the Company are recorded at cost. Amortization is provided of the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of trademark assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $13,476 and $44,130 for the years ended December 31, 2016 and 2015, respectively

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Deferred Revenue

At December 31, 2016 deferred revenue consists of cash received from customers for the preorder of products to be delivered subsequent to year end. Amounts received will be recognized as revenue upon delivery of final product. There was no deferred revenue at December 31, 2015.

Income Taxes

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Canadian Revenue Agency, which has a statute of limitation of four years.

The Company currently has a tax net operating loss (NOL) of $1,030,761 for which it may receive future tax benefits. However, as of December 31, 2016, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Loss Per Common Share
Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2016, and 2015, no potentially dilutive instruments were outstanding

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT (NET)

Equipment consisted of the following at December 31:

	2016	**2015**
Computers and equipment	$ 8,854	$ 1,639
Radio and communication equipment	1,004	975
Office equipment	2,220	-
	12,078	2,613
Accumulated depreciation	(4,346)	(1,211)
Equipment, net	$ 7,732	$ 1,402

Deprecation expense for the years ended December 31, 2016 and 2015, was $3,153 and $765, respectively.

NOTE 3 – TRADEMARKS

Trademarks consists of the following at December 31:

	2016	**2015**
Trademarks	$ 35,787	$ 18,508
Accumulated amortization	(11,598)	(10,103)
Trademarks, net	$ 24,189	$ 8,405

Amortization expense for the years ended December 31, 2016 and 2015, was $1,495 and $680, respectively.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

At December 31, 2016 and 2015, the Company had the following convertible notes outstanding:

	2016	2015
Issued August 21, 2015; matures August 21, 2018	$ 37,193	$ 36,108
Issued August 21, 2015; matures August 21, 2018	40,912	39,719
Issued September 9, 2015; matures September 9, 2018	74,386	72,216
Issued December 11, 2015; matures December 11, 2018	44,632	43,329
Issued December 20, 2015; matures December 20, 2018	18,596	18,054
Issued December 31, 2015; matures December 31, 2018	74,386	
Issued February 21, 2016; matures February 21, 2019	18,596	
Issued February 22, 2016; matures February 22, 2019	14,877	
Issued April 26, 2016; matures April 26, 2016	14,877	
Issued June 16, 2016; matures June 16, 2019	74,386	
Issued June 20, 2016; matures June 20, 2019	74,386	
Issued August 2, 2016; matures August 2, 2019	37,193	
Issued August 31, 2016; matures August 31, 2019	37,193	
Issued September 7, 2016; matures September 7, 2019	37,193	
Issued September 23, 2016; matures September 23, 2019	37,193	
Issued November 27, 2016; matures November 27, 2019	74,386	
Issued December 5, 2016; matures December 5, 2019	19,340	
Issued December 7, 2016; matures December 7, 2019	33,846	
	$ 763,571	$ 209,425

The notes mature thirty-six months from the date of issuance and bear interest of 4% per annum. The notes become convertible upon the earlier of the Company receiving gross proceeds of $2,000,000 (CND$) from sale of equity securities ("qualified financing") or notes reaching maturity. Note holders may convert outstanding principal at a maximum conversion price of 80% of the share price paid by investors involved in qualified financing.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2016 and 2015, the amount of advances outstanding are $46,314 and $81,563, respectively, and are recorded under 'Shareholder loan' on the balance sheets.

At December 31, 2016, the majority shareholder held funds in a United States bank account in trust for the Company. The funds held in said account at December 31, 2016 totaled $8,980.

NOTE 6 – INCOME AND SALES TAX RECEIVABLES

At December 31, 2016 and 2015, income and sales tax refunds receivable consisted of the following:

	2016	2015
SR&ED investment tax credit	$ 104,551	$ 47,272
Harmonized sales tax refund	37,609	9,251
Total income and sales tax receivable	$ 142,160	$ 56,522

Scientific Research & Experimental Development Program (SR&ED) is an investment tax credit program promulgated by the Canada Revenue Agency by which certain qualifying expenditures are refunded to the Company as a refundable investment tax credit on annual income tax returns.

NOTE 7 – SUBSEQUENT EVENTS

Management has considered subsequent events through September 6, 2017, the date these financial statements were available to be issued, noting the following.

The Company issued a promissory note to a relative of a current shareholder. The principal balance of the note is $150,000 (CND$), bears interest at 10% per annum, and is payable in equal yearly installments over a period of two years.

The Company issued convertible notes totaling $464,910 (CND$). The notes bear interest at 4% per annum. The notes become convertible upon the earlier of the Company receiving gross proceeds of $2,000,000 (CND$) from sale of equity securities ("qualified financing") or notes reaching maturity. Note holders may convert outstanding principal at a maximum conversion price of 80% of the share price paid by investors involved in qualified financing.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,181,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of it's flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website




AXIS Labs

Smart devices for home automation, starting with motorized window shades. Edit Profile

$500	**$9,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

AXIS Labs is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by AXIS Labs without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Cumulative Pre-Sales

$1 million

Units Ordered To Date

6,000

- 3 patents filed, with 2 patents granted and fully issued via USPTO.

- Recipient of the Consumer Technology Association (CTA) Mark of Excellence Award for Motorized Product of the Year 2017, presented at CES.

- Featured on CBS's Henry Fords' Innovation Nation, FOX News, TechCrunch, and INC.

- Home Automation System Market (Est. 2022) of $79.5 billion.

- Technavio's market research analyst predicts the global smart shade devices market to grow at a CAGR of ~90% by 2021.

- Round Size: US $1,070,000

- Raise Description: Seed

- Minimum Investment: US $500 per investor

- Security Type: Crowd Note

- Valuation Cap: US $9,000,000

- Target Minimum Raise Amount: US $500,000

- Offering Type: Side by Side Offering





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Making any 'thing' in your home, smart - starting with your window shades.

Your home is a reflection of yourself, your personality, your tastes and preferences. This includes anything from the decor you've selected, to the appliances you've installed, to the furnishing and finishes you've designed.

At AXIS, we want to make it easy to keep your existing "things" and make them smarter. We are a Canadian Internet-of-Things (IoT) company developing beautifully designed connected devices that fit and blend naturally into your home.

Seeing an opportunity to transform the window covering industry, AXIS developed the Gear, a device to automatically control your window shades.

Pitch Deck



AXIS
Gear
Rethinking
Motorization
www.helloaxis.com

DOWNLOAD

Product & Service

AXIS Gear is a smart home device to motorize and automate existing window shades. Unlike traditional solutions (tubular motors) that come pre-installed with your window shades, Gear is a retrofit that is externally mounted on the window frame and works with your shades' existing chains or cords to automate its control. Installation is completed in minutes. Gear is compatible with most window shades that use a continuous cord loop or beaded chain, including roller shades, roman shades, vertical blinds, curtains, and sheers.

Gear is controllable with a smartphone via Bluetooth and integrates with the larger IoT smart home ecosystem. We are currently integrated with Samsung SmartThings, which in turn integrates with a variety of other smart home products, including Google Home and Amazon Alexa. We anticipate that Control4 integration will be available in Q1-2018. With Gear, you are able to control one shade or groups of shades, as well as set schedules. For example, you can have your shades open when the sun rises as a natural alarm clock. You or your guests can still control your shades directly, however, on-the-device itself via its beautiful capacitive touch interface. By integrating with the wider smart home ecosystem, Gear is designed to conveniently optimize for energy savings or occupant comfort.

Powered byan external battery-pack that contains 12 AA batteries and a solar panel that continuously recharges an internal LiPo battery, Gear is capable of lifting shades regardless of size or weight. Alternatively, consumers can plug Gear into their power outlets using an adapter. Our technology and suite of features is protected by two utility patents and one design patent (two of which have been fully issued/granted, and one pending).

As a consumer device that is purchased independent of the actual window shades, Gear bypasses traditional intermediaries in distribution, and as a result, is able is able to retail for less than half the cost of competing tubular motors.

Gallery





















PROFILE MENU

You can now motorize your shades in minutes.

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Team Story

In the summer of 2014, Founder Trung Pham went to visit his sister, Hoa, who had recently moved into a condo in downtown Toronto. There, Trung discovered that Hoa had replaced her existing window shades with new and beautiful motorized Silhouette shades from Hunter Douglas. When he asked why she couldn't keep her existing shades, she shared her struggles with him. After contacting a window shade sales rep, they informed her that there was no solution in the market to motorize her existing window shades – she had to replace them with new motorized shades. When Trung asked her how much she paid for her new shades, her answer shocked him. She paid $1,000 per window for each shade, and another $500 each, to get them motorized. That means her 4 large floor-to-ceiling condo windows cost a total of $6,000 - a third of which was the cost to upgrade to motorized control!

This is when Trung had his "eureka" moment! "Why not just have a device that is installed on the window frame to control the chains or cords of your existing shades? That way you wouldn't have to ever replace your window shades, and you would be able to motorize any shade!" That simple idea would lead to the beginning of an amazing journey to build a company to tackle this problem of transforming existing window shades into an intelligent and automated system.

Trung shared his idea with Manu Menon, a former classmate at the Schulich School of Business at York University in Toronto. Manu had just returned to Toronto after finishing his stint in investment banking and private equity in New York and Chicago. He was immediately on board. Trung set out to recruit the core executive and management team, first with Marc Bishara, who was consulting for a few hardware startups at the time. Marc and Trung hit it off; Marc is an expert in everything technology related, with an extensive background in mechatronics - an intersect between hardware and software. After developing a few 'works-likes' prototypes, it was evident that the requirements of the final product would need to be driven by a design-first perspective. Trung reached out to his cousin, a fellow engineer, who introduced him to Alan Cheng, a close friend, and swiss-army knife of an individual, with a background in mechatronics, industrial design, and manufacturing in China. Alan would lead all-things design at AXIS and was responsible for developing the 'looks-like' prototypes that would move forward to final production. The last missing piece of the puzzle would be the mechanical engineering and production of Gear. Here Clifton Pereira was referred to AXIS by an advisor at the Business Development Bank of Canada (BDC). Clifton is a meticulous mechanical engineer and loved to build things from idea to full production - he remains the focused leader who oversees production at AXIS.

The AXIS team was hence born!

Founders and Officers



Trung Pham
FOUNDER & CHIEF EXECUTIVE OFFICER

Trung Pham is a serial entrepreneur, with AXIS being his second venture. His first startup, HOOKUPVIP, is an event and promotions management web platform that allows nightclub and concert promoters to create events to sell tickets and manage their team. At HOOKUPVIP, Trung focused on business development, and grew revenues to over $125k in recurring revenue within the first 12 months of operations. HOOKUPVIP merged with a mobile-first player, Alfiee (www.alfiee.com), where he continues to serve as an advisor. Trung has a background in finance, completing all 3 Chartered Financial Analyst (CFA) exams within 18 months. He earned a Bachelor of Business Administration from York University's Schulich School of Business in 2009.



Marc Bishara
CHIEF TECHNOLOGY OFFICER

Marc Bishara is a resilient engineer who loves solving exciting problems. He has both corporate and start-up experience, first with ATS Automation as a vision engineer, where he designed optical systems and computer hardware for image processing applications. His first dive into the startup world was with Kiwi Wearables (www.kiwi.ai), where he was responsible for designing the firmware and application for their Bluetooth wearable product "Glance" – an application that tracks the orientation and displacement of Glance in 3D space. His skill sets intersect software, hardware, and embedded systems. Marc earned a Bachelor of Engineering in Mechatronics from McMaster University in 2014.



Clifton Pereira
CHIEF PRODUCT OFFICER

n Pereira is a meticulous engineer and product expert with extensive manufacturing experience. He has designed the mechanical systems in furniture systems for AyA Kitchen & Baths, which include bi-folding kitchens and table extensions. He has experience engineering new products from concept to type to manufacturing, with experience optimizing manufacturing product flow in work cells that delivered higher product throughput, and on quality control in manufacturing. His experience also focused on designing tests for functionality and safety compliance. In addition to his 3D modeling and manufacturing experience, Clifton has a Mechanical Technologist diploma from Humber College, as well as a Masters of Applied Science in Mechanical Engineering from Carleton University.



Alan Cheng
CHIEF DESIGN OFFICER

Alan Cheng is an engineer turned designer. He has direct experience in designing and manufacturing home products with Olympus Group International in Shenzhen, China as an Industrial Designer. While with Olympus Group, Alan worked directly with the factories, confidently navigating their negotiating, manufacturing, and quality control practices. Prior to joining AXIS, Alan worked for Corel as a UX/UI designer for their Corel DRAW application. His UX/UI experience expands to delivering wireframes, mock-ups, user workflows while working through an AGILE process. Alan spent two years studying Mechatronics at McMaster University before getting his Bachelor's of Industrial Design from Carleton University in 2013.



Manu Menon
CHIEF OPERATING OFFICER

Manu Menon is a former New York City investment banker with Citigroup and private equity executive with Paine & Partners in Chicago. Manu brings a wealth of financial and direct management experience with portfolio companies. His experience goes beyond financial modeling, to due diligence, legal, budgeting, and strategizing initiatives directly with the management teams of acquired companies. Manu earned a Bachelor of Business Administration from York University's Schulich School of Business in 2009.

Key Team Members

Nabeel Ahmed
Lead Firmware Engineer



Taseen Jawad
iOS Developer





SHARE

Javraj Sagoo
Designer



Sungjune Lee
Lead Hardware Engineer



Matthew Vultaggio
Digital Marketing Manager



Nisheeth Gunjan
Android Developer



Soonfay Yee
Lead Software Engineer



PROFILE MENU





Luis Marquez

Product Development Engineer



Jenny Choi

Lead UX/UI Designer



Notable Advisors & Investors

Derek Luke

Advisor, CEO of Interaxon, a hardware company that designed the Muse Meditation Headband



Bruce Annis

Advisor, Former Logitech & Blackberry executive, responsible for sales and distribution





Gregory Milavsky

Advisor, Co-Founder of BlackBox Institute, providing management and financial adivsory

Q&A with the Founder

Q: Please detail manufacturing.

AXIS Labs: Our contract manufacturer, DBG, is the same factory that manufactures for LG and Huawei. We work directly with DBG, and completed our first batch of 1,500 units in the Spring of 2016. Our next batch of 2,000 units will ship in October (pre-ordered by our customers) and we intend to ship an additional 3,000 units in January (currently taking reservations). To date, we have earned ~$1 million in sales, based on the discounted price of $169, and a COGS of $67 (slightly increased from $65 in batch 1). The MSRP for our Bluetooth SKU is $199, while the MSRP for our Smart Home (ZigBee or Z-Wave) SKU is $249.

Q: Please detail distribution and retail interest.

AXIS Labs: Our current strategy is B2C via our e-commerce website. We are focusing on this outlet to get direct customer feedback before expanding to other channels. We plan to expand distribution into Amazon Launchpad and dealers (custom installers and system integrators) in mid-2018, of which, we have 250 dealers who have signed on to re-sell Gear. We have plans to roll out to retailers in 2019, with expressed interest from some big box stores.

Q: What is your customer acquisition cost?

AXIS Labs: Our CAC is $120, with all customers acquired online via Facebook ads. We anticipate selling 1-24 units per household. Of our current orders, 50% of customers purchase 1 unit, though 80% of them indicated that they were testing out the Axis Gear before ordering more (on average, they noted that they intend to purchase an additional 4-5, after they test the initial unit). We have a 5-unit average basket size for the 50% of non-1 unit orders.

Q: Please detail your strategy to scale post-raise.

AXIS Labs: We will focus heavily on scaling our engineer team and investing in moving from batch production to continuous production. Our largest bottleneck today is the long lead time from order to shipment. It currently takes us upwards of 3 months to acquire enough online orders through our website in order to achieve the Minimum Order Quantity (MOQ) requirements by our CM. Once the MOQ is achieved, we then place a Purchase Order (PO) with our CM. The CM begins the procurement process which can take upwards of 3 months – for example, the Bluetooth module takes 12 weeks to procure. Production begins once all components are in our factory – this generally takes upwards of 2 weeks, with shipment by air, taking 1 week. This means that the entire production cycle today can take upwards of 6 to 7 months. However, post-raise, we will be able to invest significantly more into inventory, not only to satisfy our orders from existing customers (who pre-ordered or reserved Gear), but also forecasted future orders that come from our website, via Amazon, and through dealers. We will be able to move from batch production to continuous production, deliver sooner to our customers, and thereby attract more customers as well.

Q: Why did Legal expenses spike in May and February 2017?

AXIS Labs: Our legal fees are paid on a quarterly basis. These primarily consisted of patent fees, including filing fees in Canada, the EU, US, and China.

Q: Please detail your product integrations.

AXIS Labs: We launched with Samsung SmartThings, which integrates with a variety of other smart home products, including an integration with Google Home and Amazon Alexa. Control4 integration will be available in Q1-2018. Post-raise, we will be investing heavily into scaling our engineer team to work on additional integrations, including Logitech Harmony, and Wink.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $500,000	US $500,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $9,000,000	US $9,000,000
Interest rate	7.0%	7.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

EXHIBIT D
Investor Deck



Gear

Rethinking
Motorization

www.helloaxis.com

This presentation contains offering materials prepared solely by AXIS Labs without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



A **GROWING** SMART HOME INDUSTRY…

40%
OF HOUSEHOLDS WITH
≥1 SMART DEVICE[1]

31%
CAGR IN THE LAST
3 YEARS[2]

33 MILLION
VOICE CONTROL[3] DEVICES
SHIPPED TO DATE

(1) ≥50% of these households expect to purchase another smart device within 12 months.
(2) Compound Annual Growth Rate (CAGR) as reported by *McKinsey*. (http://www.mckinsey.com/spContent/connected_homes/index.html)
(3) Traditionally led by energy management and security system purchases with **80 million connected devices shipped worldwide in 2016.**
    (https://technology.ihs.com/587219/2017-will-prove-pivotal-in-efforts-to-bring-smart-home-technology-to-mass-market)

...WITH AN LARGE **OPPORTUNITY**



550 MILLION
POTENTIAL EXISTING
SHADES TO MOTORIZE[1]



90%
CAGR OF SMART
SHADES[2] UNTIL 2021



SMART SHADES IS
A **TOP 5** PURCHASE
IN THE NEXT 12 MONTHS[2]



But **only** 8%
of shades are
motorized[4]

...WHY?



(1) As reported by *IHS Markit*.
(2) *Technavio*: relates to growth specifically of <u>new</u> window shade purchases that are motorized – not 550mm <u>existing</u> installed shades market.
(3) >15% of US broadband households intend to buy smart shades (Parks Associates) - the **same** % that plan on purchasing smart thermostats.
(4) As reported by *Sundale Research*.

...BECAUSE TODAY'S SOLUTION **IS** THE PROBLEM[1]



Current solutions are
based on **tubular** motors
installed inside the tube
of the window shade

HIGH COSTS



- $400+ per shade[1]
- Expensive add-ons
- Out of reach for mass market

DIFFICULT RETROFITS



- Significant level of customization
- Requires replacement of existing window shades

NOT DIY FRIENDLY



- Complex installation and setup
- Need for professional installers



(1) Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.
(2) This is in addition to the cost of the window shade.

AXIS GEAR REVOLUTIONIZES SHADE AUTOMATION

A smart device that motorizes and automates **existing** window shades at a **fraction** of the cost



DIY RETROFIT
Compatible with all beaded chains, cord loops and connectors.

AFFORDABILITY
Half the cost of competing solutions.

UNIVERSAL SOLUTION
Compatible with almost all types of window shades regardless of weight and size.

SMARTPHONE CONTROL
Controlled through mobile app to create dynamic schedules via Bluetooth.

REDUCE ENERGY CONSUMPTION
Lowers energy consumption by automating shades based on outdoor conditions.

SMART ECOSYSTEM
Integrates with leading smart home and building automation systems via ZigBee or Z-Wave.

WIRELESS & SOLAR POWERED
Powered by a Li-Po battery that is re-charged via a compact solar panel.

ON-DEVICE CONTROLS
Capacitive touch slider to manually control individual or groups of shades up-close.



VALUE CHAIN PROCESS

Gear extracts savings from an inefficient supply chain



COMPETITORS[1]

MOTOR — $50

FABRICATOR — $100

RETAILERS & DEALERS — $200

$400

$199

CUSTOMERS

AXIS

MOTOR — $50

RETAILERS & DEALERS — $125

(1) Disclaimer: This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

DISTRIBUTION STRATEGY[1]

2017   **2018**   **2019**

E-COMMERCE CHANNEL

- www.helloaxis.com and Amazon

DEALER CHANNEL[2]

- Dealers of Alarm.com, Control4, URC and Logitech Harmony
- Push strategy to educate consumers and early adopters

RETAIL CHANNEL

- Home Depot, Lowes, Target, Treehouse, Best Buy
- Volume driver of connected devices in residential channel

(1) Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

(2) Dealers (custom installers / system integrators) are an important channel to build a brand and educate early adopters and our specific target market on Gear. Dealers are also responsible for the sales activity, installation, and setup process, reducing significant post sale friction that can occur at retail.



A **DEFENSIBLE** BUSINESS[1]

PROPRIETARY SOFTWARE

Feature-rich software designed to work under low-power conditions (plug-free); difficult to replicate

DISTRIBUTION

Relationships built within the custom install channel with 200+ dealers; currently negotiating **exclusivity** in specific markets[2]



PORTFOLIO OF PATENTS

Multiple patents filed and granted (2) with approved patent insurance for effective enforcement

TIME TO MARKET & SUPPLY CHAIN

Robust end-product a result of exhaustive due-diligence and iterative approach to selecting suppliers

STRATEGIC RELATIONSHIP

Leading motorized shades provider expressed interest in white-labeling Gear[2]



(1) Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

(2) Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.Additional information available upon request.

TARGET MARKET OF **RESIDENTAL** HOMES[1]

Ability to motorize manually operated shades in the residential market

114MM
Homes in the US

45MM
Homes with at least one smart device

180MM
Shades compatible with Gear[2]

72MM
Potential smart shades by AXIS[3]

$199
Gear retail price



$36 bn
Total Opportunity
$14 bn
TAM



(1) Disclaimer: These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.
(2) Gear is compatible with approximately 180M shades, representing 33% of the shades market (550M).
(3) Based on capturing 40% of the shades market (550M), of which AXIS can sell into 33% of the market today, based on shade type. The total addressable market shown only reflects the retrofit market (existing installed shades), and not new window shade purchases.

COMMERCIAL GROWTH STRATEGY: HARDWARE AND SOFTWARE[1]

Recurring revenue via enterprise SaaS that integrates with Building Automation System (BAS)

Motion, light, temperature, and humidity sensors work in tandem, **automating** window shade positions to reduce cooling and heating loads, while increasing occupant comfort, via **machine learning.**[1]

Weather-Based Automation
- close during sunny summer days to keep heat out

Dynamic Scheduling
- opens and closes when you want

20% HVAC Savings

Zone-based control by occupant/tenants

Occupant comfort
- close to reduce **glare** on screens

SERVICE MODEL: $10 WINDOW / MONTH[1]



(1) Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

(2) Cost of Gear is amortized over the lifetime of the monthly subscription, reducing the large upfront CAPEX required by property managers. Payback period for AXIS is 7 months, based on a COGS of $65.

TRACTION & POTENTIAL FOR GROWTH



$1 Million
Revenue to date from online sales at discount pricing[1]

 

40%
Participants in customer survey indicating plans to *re-order* more units[2]



6,000+
Units pre-sold to date, with 1,000 BLE units fulfilled in April 2017

 

20+
Average # of windows per house indicates large potential order size per customer



8,250
Email subscribers indicating interest in purchasing once inventory in stock

 

$4,000+
Potential **life time value** per customer to outfit entire home[2]



(1) Until Jul 2017, Gear was being pre-sold at a discounted pricing of $169. Gear is currently being sold at full pricing of $199 under a 10% deposit system. Financials available upon request.

(2) Survey results available upon request.

(3) Based on historical order data, with order sizes upwards of 24 units.

SALES FORECAST AND UNIT ECONOMICS

Retail price will drop from $199 to $149 by Year 4, with an average per unit revenue of $115 USD



ANNUAL PROJECTED VOLUME
Sales (mm)
$20
$10
$0
$1.8
$7.1
$20.0
9
35
110
200
100
0
Units (k)
YEAR 1
YEAR 2
YEAR 3
Sales (mm)
Units (k)

AXIS GEAR	
MSRP (YR 1)	$199
MSRP (YR 4)	$149
COGS (YR 1)	$65
PER UNIT REV. (AT SCALE)	$115
MARGIN	57%



(1) Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

KEY MILESTONES

	PATENTS FILED[2]		PRODUCTION	
	Filed in US/CAN & PCT. 3 patents cover control system, software, design		Tooling and production of first batch of units begins	

| Nov 2014 | Nov 2015 | May 2016 | Oct 2016 | Apr 2017 |

PRE-SEED ROUND[1]		SUPPLY CHAIN CREATED		SHIP GEAR
$450k CAD – F&F		Secured agreement with Chinese CM of HUAWEI (one of the largest Chinese smartphone brand) & LG smartphones[3]		Based on production schedule with CM.



(1) Total funds raised to date is $2 million CAD (~1.4 million USD)
(2) Two patents have been officially granted by the USPTO.
(3) Contract Manufacturing Agreement available upon request.

VISION AND PRODUCT ROADMAP[1]

A long-term plan to build and dominate the retrofit shading automation market

2019
Integrations:
HomeKit

2017 Q4
Integrations:
Control4, Z-Wave

Channel Expansion:
Retailer (Best Buy, Target)



2017 Q3
Integrations:
SmartThings,
Amazon Alexa

2018
Channel Expansion:
Amazon, Dealers

2019-2020
Product Launch[2]:
Motorization solutions for
Venetians and Shutter markets
Market Expansion[3]:
Commercial (BAS)

(1) Disclaimer:This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

(2) AXIS has plans on developing additional products to motorize and automate the remaining window covering styles in the market in 2018, to launch in 2019/2020

(3) Pilot programs in the commercial enterprise market are anticipated to occur in 2018/2019

POTENTIAL EXITS[1]

Two groups of acquirers, focused on defending or expanding their respective markets

DEFEND MARKET POSITION



somfy

MARKET CAP: $3BN

- Pioneer in motorized shade space
- Strong history of acquisition

LUTRON

MARKET CAP: NA

- Leader in custom install space for motorized shades
- Lacks effective DIY solution for mass market

legrand

MARKET CAP: $15BN

- Acquired Qmotion (motors) in Dec. 2015
- Building one-stop shop for energy solutions

EXPAND PRODUCT LINES

Google

MARKET CAP: $576BN

- Acquired Nest and Dropcam
- Recently launched Google Home

HunterDouglas

MARKET CAP: $2.5BN

- Historically focused on window covering fabrication
- Growing by acquisition to become vertically integrated



TRANE

MARKET CAP: $20BN

- Leading provider of HVAC and BMS
- Currently expanding product line



AXIS

(1) Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

WHO IS AXIS?

A dynamic team with a passion for creating things



Trung Pham

Nightlife Passport

Co-founder, 200k+
revenue in 12 months

BBA, Schulich School of
Business

CEO



Manu Menon

Citigoup, Paine+Partners

Investment banking &
private equity

BBA, Schulich School of
Business

COO



Marc Bishara

Kiwi Wearables, ATS
Automation

Machine vision, optical
systems design

B.E., McMaster University

CTO



Alan Cheng

Corel

UX/UI, Industrial,
and product design,
manufacturing

BID, Carlton University

CDO



Clifton Pereira

AyA Kitchen & Baths

Design systems,
prototyping

M.Eng, Carlton University

CPO



Nabeel Ahmed

AP1, Bionik

Lead wearables
firmware engineer

M.Eng, Ryerson University

Firmware



* AXIS is a team of 14 full-time members, with 10 engineers/designers, and 4 business/operations roles


Consumer Technology Association™
TechHome Division
Presents the
2017 Mark of Excellence Awards
Motorized Product of the Year
AXIS
AXIS Gear
Winner
TechHome
Mark of Excellence
TechHome
Division of Consumer Technology Association

AXIS

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Main Video
https://www.youtube.com/watch?v=G4HGA73hZmo

Manu Menon: Our company's name is Axis Labs, so we build a device that allows you to motorize your own window shades in under 5 minutes. It's called Gear, and its priced at basically half the cost of existing solutions.

Interviewer: Ok, so what sort of windows… big windows? Small windows? Bedroom windows?

MM: Doesn't matter. Our tagline is: it will work with any window shade that is controlled by a loop regardless of size or weight. That means it'll work with roller shades, vertical blinds, curtains, you name it.

Interviewer: So this is just like manual control. Do I get a remote, is there an app?

MM: Yeah, good question! So we basically sell you a … think of it as a device that you attach onto your window shade. Once you attach it, you can control your window shade from your smartphone so that you can create groups, creates schedules, so that you know, that unit automatically opens in the morning, closes when you leave to save energy, and opens up in the evening. But let's say you have a guest coming over, they're not going to download an app, so they can simply walk up to the device, and simply open by tapping on it.

Interviewer: Alright. So what caused you to create, basically, a window shade company.

MM: Sure, yeah – it's actually a really good question. Our founder, he actually ran into a situation where his sister had just moved into the city and bought her own place and wanted to get motorized shades. So she called one of these installers to come in, he comes in, specs out her place, and he gives her a bill which is like a thousand dollars a window, which is ridiculous. So we started looking into it, and we realized that most of us already have window shades, and those who'd like to get motorized shades installed, you basically have to chuck your existing shades out, and put in completely new ones that cost about a thousand dollars a piece. We thought that there's got to be a better way to go about it, and that's what really inspired us.

Interviewer: So then, that being said, how much is your solution?

MM: So yeah, great question. Existing solutions cost you up to about a thousand dollars a window. Our device retails for about two hundred dollars a piece.

Gallery Video 1
https://www.youtube.com/watch?v=El2YGTvchCw

[music overlay]
Text on screen:
You can now motorize your shades in minutes.
Built in sensors react to sunlight.
Simple control up close.
Set schedules from your phone.
Integrate with smart home devices.
Axis Gear.
Works with any shade.
Smartphone control.
Intelligent Automation.
Motorize your window shades.

Gallery Video 2:
https://www.youtube.com/watch?v=OhyFhK96rdg

You've seen those fancy motorized shades in those mega mansions and how about all those fancy TV home improvement shows. Well, believe it or not, that kind of custom job costs about a thousand dollars per window unless you take a look at this. This is new from Axis Gear. Here's the box that mounts onto the inside of the window jamb, and it works via Bluetooth with your smartphone, so you get to raise the shade, because this little guy, which is solar powered, by the way, will pull the cord for you, resulting in that same motorized functionality at a fraction of the cost. So, as opposed to $1000 a window, this, not only do you get to keep your existing window treatments, but the box is only going to cost you about a hundred and forty-five dollars on pre-order. That number will go up to about 199 when they go to retail. These should start shipping in January.